UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
INTELLIGROUP, INC.

(Name of Issuer)
Common Stock, $0.01 Par Value

(Title of Class of Securities)
45816A106

(CUSIP Number)
Andrew Y. Yan
Suites 2115-2118
Tow Pacific Place, 88 Queensway
Hong Kong
(852) 2918-2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 19, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45816A106

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): SB Asia Infrastructure Fund L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

NOT APPLICABLE

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

NOT APPLICABLE

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	45816A106

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): SB Asia Pacific Partners LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

NOT APPLICABLE

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

NOT APPLICABLE

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	45816A106

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): SB Asia Pacific Investments Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

NOT APPLICABLE

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

NOT APPLICABLE

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	45816A106

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): Asia Infrastructure Investments Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

NOT APPLICABLE

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

NOT APPLICABLE

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	45816A106

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): SB First Singapore PTE Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

NOT APPLICABLE

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Singapore

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

NOT APPLICABLE

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	45816A106

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): SOFTBANK Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

NOT APPLICABLE

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Japan

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

NOT APPLICABLE

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons on October 13, 2004, Amendment No. 1 to the Schedule 13D filed with the SEC by the Reporting Persons on April 5, 2006 (“Amendment No. 1”), and Amendment No. 2 to the Schedule 13D filed with the SEC by the Reporting Persons on June 17, 2010 (“Amendment No. 2”). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D, Amendment No. 1, or Amendment No. 2. Capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D, Amendment No. 1, and Amendment No. 2, unless otherwise defined herein. This is the final amendment to the Schedule 13D and an exit filing for each of the Reporting Persons.
Item 4. Purpose of Transaction.
     Item 4 is hereby amended by adding the following paragraph immediately after the last paragraph therein:
     “On July 20, 2010, Parent announced the acceptance for payment of all shares validly tendered and not withdrawn in the Offer for a price of $4.65 per share, net to the seller in cash, less any required withholding taxes. In accordance with the Shareholders’ Agreement and pursuant to the terms and conditions of the Offer, the Fund tendered 15,098,038 shares of Common Stock held by it and Venture Tech tendered 11,023,694 shares of Common Stock held by it, which shares were accepted for payment and thereby purchased in the Offer. As a result of the purchase of the shares of Common Stock held by the Reporting Persons in the Offer, the Reporting Persons are no longer the beneficial owners of any shares of Common Stock of the Company.”
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety as follows:
“(a) As a result of the Offer and subsequent tendering of all the Shares held by the Fund and Venture Tech, the Reporting Persons and Venture Tech do not have, and may not be deemed to have, beneficial ownership of any shares of Common Stock.
(b) As a result of the Offer and subsequent tendering of all the Shares held by the Fund and Venture Tech, the Reporting Persons and Venture Tech do not have any voting or dispositive powers with respect to any shares of Common Stock.
(c) Other than the transactions described in this Amendment No. 3, during the period between the filing of Amendment No. 2 on June 17, 2010 and the filing date of this Amendment No. 3, there were no transactions effected in the Common Stock, or securities convertible into, exercisable for or exchangeable for the Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or investment control over the securities thereof.

(e) The Reporting Persons ceased to be the beneficial owners of five percent (5%) or more of the Common Stock on July 19, 2010.”
Item 7. Material to be Filed as Exhibits.
             Item 7 is hereby amended by adding the following exhibits:
             “Exhibit 11 — Joint Filing Agreement”

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
July 22, 2010

SB ASIA INFRASTRUCTURE FUND L.P.

By:	/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	Director of SB Asia Pacific Investments Limited, which is The General Partner of SB Asia Pacific Partners L.P. which is the General Partner of SB Asia Infrastructure Fund L.P.

SB ASIA PACIFIC PARTNERS L.P.

By:	/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	Director of SB Asia Pacific Investments Limited, which is the General Partner of SB Asia Pacific Partners L.P.

SB ASIA PACIFIC INVESTMENTS LIMITED

By:	/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	Director

ASIA INFRASTRUCTURE INVESTMENTS LIMITED

By:	/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	Director

SB FIRST SINGAPORE PTE LTD.

By:	/s/ Joshua O. Lubov
Name:	Joshua O. Lubov
Title:	Director

SOFTBANK CORP.

By:	/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	Attorney-in-Fact of SOFTBANK Corp.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).